Digital Asset Acquisition Corp.

174 Nassau Street, Suite 2100

Princeton, New Jersey 08542

April 23, 2025

VIA EDGAR

Pearlyne Paulemon

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	Digital Asset Acquisition Corp.
Registration Statement on Form S-1
Filed February 7, 2025, as amended
File No. 333-284776

Dear Ms. Paulemon:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Digital Asset Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on April 24, 2025, or as soon thereafter as practicable.

Please call Elliott Smith of Perkins Coie LLP at (212) 261-6847 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

By:	/s/ Peter Ort
Name:	Peter Ort
Title:	Principal Executive Officer and Co-Chairman

cc:	Elliott Smith, Perkins Coie LLP

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